(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ACE Limited

Full Name of Registrant

Former Name if Applicable

ACE Global Headquarters, 17 Woodbourne Avenue

Address of Principal Executive Office (Street and Number)

Hamilton, Bermuda HM08

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in its press release dated July 21, 2005 filed with the Securities and Exchange Commission as an Exhibit to Form 8-K filed July 21, 2005, ACE Limited (“the Company”) announced that it is restating its financial results for the years 2000 through 2004, as well as its results for each of the quarters in the years 2003 and 2004, and for the first quarter of 2005. The primary purpose of the restatement is to correct the accounting treatment for eight transactions in the “non-traditional products” or “finite risk” category. The Company’s decision to make this restatement was based on the results of the Company’s independent investigation and an internal re-evaluation of the accounting for certain transactions. The Company is also including in the restatement correction of certain unrelated errors of an immaterial nature.

While the independent investigation is essentially complete, the preparation of the financial statements to be included in the Company’s Annual Report on Form 10-K/A for fiscal year 2004, the Form 10-Q/A for March 31, 2005 and the Form 10-Q for June 30, have not been completed. The Company anticipates completion of these three reports on or before August 15, 2005, that the number of transactions corrected will remain at eight and there will be no material differences from what was disclosed in its second quarter press release dated July 25, 2005.

Although the Company is seeking to complete this process as quickly as possible, the preparation of the financial statements cannot be completed within the prescribed time period for filing the second quarter 2005 Form 10-Q without unreasonable effort or expense. The restatement needs to be completed before the second quarter 2005 Form 10-Q can be filed because restated numbers must be used throughout the second quarter 2005 Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Medini, Chief Accounting Officer (Name)	(441) (Area Code)	278-6688 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported its second quarter 2005 earnings, identifying the anticipated changes in a press release and financial supplement filed with its Current Report on Form 8-K on July 26, 2005 and the Company does not anticipate there will be any material differences from such press release.

ACE Limited

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2005	By	/s/ Paul Medini
Paul Medini, Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).